UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2000


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   ___X___        Form 40-F      ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes _______       No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On November 4, 2000 EXFO Electro-Optical Engineering Inc., a Canadian corporation, concluded an agreement with Burleigh Instruments, Inc. to acquire all of the issued and outstanding stock in Burleigh. This report on Form 6-K sets forth the news release issued on November 6, 2000 relating to EXFO's announcement and certain information relating to the transaction.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              EXFO ELECTRO-OPTICAL ENGINEERING INC.

                              By:  /s/ Germain Lamonde
                                   ---------------------------------------
                                   Name: Germain Lamonde
                                   Title: President and Chief Executive Officer


Date:  November 6, 2000